Contact

www.linkedin.com/in/joefulco
(LinkedIn)

Top Skills

Business Acumen

Loss Prevention

Store Management

Joe Fulco

President Fruitful Yield Health Food Stores. Highly accomplished and vision-driven leader with extensive experience in retail operations excellence.

Greater Chicago Area

Summary

A visionary and innovative Senior Executive with a demonstrated ability for delivering exceptional financial results, building high output work teams and developing strong leaders. Proven ability to drive transformative change within originations, with an outstanding track record of building relationships to thrive in various organizations from single market to matrixed organizations.

Many years of sustained success in identifying inefficient operating models and driving improvement with cross functional collaboration.

Priority management has always been my primary focus and I am instrumental in directing strategic transformation initiatives with optimal utilization

of resources.

Throughout my professional history, I have developed a rock-solid reputation

and as a strong Executive Leader that is committed to his people within the organization.

While others take pride in meeting all standards set before them, my passion

is delivering service that goes beyond organizational expectations, while

creating a win-win scenario for everyone involved!

Experience

Fruitful Yield

9 years 10 months

President

August 2017 - Present (8 years)

Bloomingdale, IL

General Manager

October 2015 - August 2017 (1 year 11 months)

Greater Chicago Area

Directs general operations of the Fruitful Yield retail store division and provides strategic leadership by working with management to establish long-term growth.

The Vitamin Shoppe
Regional Director
July 2010 - October 2015 (5 years 4 months)

Toys R Us
District Manager
April 2001 - July 2010 (9 years 4 months)

Babies R Us
3 years 7 months

Regional Training Manager
July 2000 - April 2001 (10 months)

Store Manager
October 1997 - July 2000 (2 years 10 months)

Osco Drugs
Store Manager
1987 - 1997 (10 years)

Education

Cornell College
BA, Economics, Secondary Ed · (1983 - 1987)